UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	December 29, 2004	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM REPORTS RECEIPT OF PRELIMINARY CONCLUSIONS

OF A 2002 TAX REVIEW IN THE AMOUNT OF APPROXIMATELY $20.9 MILLION

Moscow and New York (December 28, 2004) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it has received an act with preliminary conclusions of the review of VimpelCom’s 2002 tax filing by its tax inspectorate. The act states that the Company owes an additional 408.5 million rubles which is approximately US$14.7 million in tax plus 172.1 million rubles or approximately US$6.2 million in fines and penalties.

The act with preliminary conclusions for 2002 did not challenge the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly owned subsidiary, KB Impuls, which holds the GSM license for the city of Moscow and the Moscow region.

The act for 2002 is a preliminary notice and is not a final tax claim or demand by the inspectorate. VimpelCom is reviewing the preliminary conclusions in this act, and is currently considering, in light of the circumstances, whether or not to object to some or all of the provisions of the act.

VimpelCom is currently in constructive discussions with the tax authorities regarding the previously received preliminary conclusions of a 2001 tax review and a final decision with respect to such year has not yet been received. The Company has not been notified that a review of VimpelCom’s tax filing for 2003 has begun, however the Company would expect such a review to be initiated at some point in the future and the Company cannot predict the amounts that may be claimed in such act when it is issued.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about potential taxes that may be due by VimpelCom and whether VimpelCom will appeal, or otherwise object to, the acts and decisions of the tax inspectorate. There can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles or different tax principles (including challenging the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls) that additional taxes are due for 2001, 2002, 2003 or other tax years. The adverse resolution of these tax matters or other tax matters that may arise could have a material adverse effect on VimpelCom’s business, financial condition and results of operations, including an event of default under VimpelCom’s outstanding indebtedness. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com